UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.
(Name of Subject Company)

WEBMD HEALTH CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

94770V 10 2
(CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq.
Executive Vice President, Co-General Counsel and Secretary
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
(212) 624-3700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Creighton O’M. Condon, Esq.
Scott Petepiece, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information

Name and Address

The name of the subject company is WebMD Health Corp., a Delaware corporation (the “Company” or “WebMD”), and the address of WebMD’s principal executive office is 395 Hudson Street, New York, New York 10014. WebMD’s telephone number is (212) 624-3700.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.01 per share (the “Shares”). As of the close of business on August 4, 2017, there were 37,303,875 Shares issued and outstanding (excluding 632,518 restricted shares and 55,000 performance shares).

Item 2.   Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of WebMD, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address” above which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Diagnosis Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $66.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 7, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to WebMD’s stockholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. KKR North America Fund XI L.P. (“KKR NAXI”) is an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and Purchaser.

The Offer will expire at 11:59 p.m., New York City time, on September 7, 2017, unless the Offer is extended in accordance with the terms set forth in the Merger Agreement (as defined below) (the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among WebMD, Purchaser and Parent. The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered and not validly withdrawn a number of Shares that, when added to the Shares already owned by Parent and its subsidiaries, would represent a majority of all Shares outstanding as of the expiration of the Offer (the “Minimum Condition”), (b) obtaining approvals under applicable antitrust laws in Austria and Germany and (c) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated; such waiting period expires on August 22, 2017. The Offer is not subject to a financing condition.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, and satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Company”) and thereby becoming a wholly-owned subsidiary of Parent.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. WebMD does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company, (ii) owned by any direct or indirect wholly-owned subsidiary of the Company, (iii) owned by Parent or Purchaser or any wholly-owned subsidiary of Parent or (iv) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, “Excluded Shares”)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount in cash, payable to the holder thereof, without any interest thereon, equal to the Offer Price (the “Merger Consideration”), on the terms and conditions set forth in the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, are collectively referred to herein as the “Transactions.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

In connection with the Transactions, Parent has obtained debt financing commitments from third-party banks (as described in Section 9—“Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference, the “Debt Financing”) and an equity financing commitment from KKR NAXI (as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Equity Financing” of this Schedule 14D-9, which is incorporated herein by reference, the “Equity Financing” and together with the Debt Financing, the “Financing”).

The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive office of Parent is 909 North Sepulveda Blvd. 11th floor, El Segundo, CA 90245, and its telephone number is (310) 280-4000, and the address of the principal executive office of Purchaser is c/o MH Sub I, LLC, 909 North Sepulveda Blvd. 11th floor, El Segundo, CA 90245, and its telephone number is (310) 280-4000.

For the reasons described below, the Company’s Board of Directors (the “Board” or the “Company Board”) supports the Transactions and recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) WebMD’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of WebMD, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) WebMD or its affiliates, on the one hand, and (ii)(x) its executive officers, directors or affiliates or (y) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent, Purchaser and their Affiliates

Merger Agreement

On July 24, 2017, WebMD, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary and description have been included in this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The assertions embodied in the representations and warranties contained in the

Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser, and stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings with the SEC.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions thereto contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Guarantee

On July 24, 2017, concurrently and in connection with the execution of the Merger Agreement, KKR NAXI provided the Company with a limited guarantee (the “Guarantee”) in favor of the Company, guaranteeing Parent’s obligation for the payment of the reverse termination fee if and when required to be paid by Parent under the terms of the Merger Agreement and on the terms of and subject to the conditions set forth in the Guarantee.

The foregoing summary and description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Equity Financing

Parent has received an equity commitment letter (the “Equity Commitment Letter”) from KKR NAXI, pursuant to which KKR NAXI has committed to contribute to Parent an amount equal to $1.1 billion (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, together with the proceeds of the Debt Financing, and to the extent necessary to fund, (i) a portion of the aggregate Offer Price, (ii) the Merger Consideration and/or (iii) fees, costs and expenses required to be paid in connection with the Transactions, in each case, pursuant to and in accordance with the Merger Agreement and subject to the terms and conditions of the Equity Commitment Letter.

KKR NAXI’s obligation to provide the Equity Financing will terminate automatically and immediately upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the closing of the Merger and (iii) the Company or any of its affiliates asserting any claim, or the commencement by the Company or any of its affiliates of a lawsuit or any other claim or proceeding, under or in respect of, the Equity Commitment Letter, the Merger Agreement, the Guarantee or the other transactions contemplated thereby against KKR NAXI or any of its affiliates described in the Equity Commitment Letter, in each case other than a lawsuit or other claim or proceeding (A) against KKR NAXI to specifically enforce the provisions of the Equity Commitment Letter solely pursuant to the terms of the Equity Commitment Letter or (B) against Parent or Purchaser pursuant to the Merger Agreement.

The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which, subject to the terms and conditions of the Merger Agreement, is limited to the right of the Company to seek specific performance of Parent’s right to cause the Equity Financing to be funded, as, and only to the extent, provided in the Equity Commitment Letter.

The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent, of all of the conditions of the Offer as of the Expiration Date, (ii) the substantially concurrent receipt by Parent of the proceeds of the Debt Financing and (iii) the contemporaneous acceptance for payment by the Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer. KKR NAXI’s equity commitment is subject to reduction in the event Parent does not require all of the Equity Financing in order to satisfy its obligations under the Equity Commitment Letter.

The foregoing summary and description of the Equity Financing does not purport to be complete and is qualified in its entirety by reference to (i) the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9, and (ii) the Equity Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and, in each case, is incorporated herein by reference.

Confidentiality Agreements

On April 6, 2017, WebMD and Kohlberg Kravis Roberts & Co. L.P. (“KKR”) entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), KKR agreed that such Evaluation Material will be kept by it and its representatives confidential and will be used solely for the purposes of evaluating, negotiating or advising with respect to a possible transaction involving WebMD. The Confidentiality Agreement contains a customary standstill provision with a term of eighteen months. The obligations for each of the parties under the Confidentiality Agreement will remain in effect for two years from the date of the Confidentiality Agreement, subject to certain exceptions.

An affiliate of Parent, Internet Brands, Inc., and WebMD, signed a joinder (the “Joinder”) to the Confidentiality Agreement on May 16, 2017.

On July 31, 2017, WebMD, Parent and Micro Holding Corp. (“Micro”), entered into a confidentiality and non-disclosure agreement (the “Letter Agreement”), under which, WebMD agreed, subject to certain limitations, to keep confidential certain non-public information about Parent, Micro or their affiliates. WebMD has agreed not to use such information for any purpose other than in connection with the consummation of the Transactions.

The foregoing summary and description of the Confidentiality Agreement, the Letter Agreement and the Joinder does not purport to be complete and is qualified in its entirety by reference to the (i) Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9, (ii) the Letter Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and (iii) the Joinder, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and, in each case, is incorporated herein by reference.

Arrangements between WebMD and its Executive Officers, Directors and Affiliates

The executive officers of WebMD and the members of the Company Board may have certain interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of WebMD’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Merger; Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that WebMD’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For additional information with respect to the arrangements between WebMD and its executive officers, directors and affiliates, reference is made to the following sections of WebMD’s Definitive Proxy Statement on Schedule 14A, and filed with the SEC on April 20, 2017 (the “2017 Proxy Statement”): “Security Ownership of Certain Beneficial Owners and Management,” “Directors and Executive Officers,” and “Certain Relationships and Related-Party Transactions.”

If the non-employee directors and executive officers of WebMD who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of WebMD. As of August 4, 2017, the non-employee directors and executive officers of WebMD beneficially owned, in the aggregate, 926,151 Shares (excluding any Shares underlying, or subject to outstanding stock options and other equity awards under WebMD’s equity plans). The non-employee directors and executive officers of WebMD have informed WebMD that they intend to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity awards under WebMD’s equity plans) by them pursuant to the Offer. For a description of the treatment of Company Stock Options, Restricted Shares and Performance Shares (each as defined below) held by the non-employee directors and executive officers of WebMD, see below under the heading “Effect of the Merger on Company Stock Options, Restricted Shares and Performance Shares.”

The following table sets forth, as of August 4, 2017, the cash consideration that each executive officer and each non-employee director would be entitled to receive in respect of their outstanding Shares (excluding any stock incentive awards) if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Number of Shares	Amount Payable ($)
Non-Employee Directors:
Mark J. Adler, M.D.	2,322	154,413
Ian G. Banwell	1,581	105,137
Neil F. Dimick	13,862	921,823
James V. Manning	107,623	7,156,930
William J. Marino	4,023	267,530
Joseph E. Smith.	23,921	1,590,747
Stanley S. Trotman, Jr	21,624	1,437,996
Kristiina Vuori, M.D..	1,790	119,035
Executive Officers:
Blake DeSimone.	4,179	277,904
Michael B. Glick	10,197	678,101
Rick Treese	5,249	349,059
Douglas W. Wamsley.	9,472	629,888
Martin J. Wygod	678,212	45,101,098
Steven L. Zatz, M.D.	42,096	2,799,384

Effect of the Merger on Company Stock Options, Restricted Shares and Performance Shares

Company Stock Options. As of August 4, 2017, non-employee directors and executive officers of WebMD held options to purchase an aggregate of 1,976,822 Shares under the 2001 Employee Non-Qualified Stock Option Plan of HLTH, as amended, the Amended and Restated 2000 Long-Term Incentive Plan of HLTH, and WebMD’s Amended and Restated 2005 Long-Term Incentive Plan (collectively, the “Company Stock Plans”). Pursuant to the Merger Agreement, at the Effective Time, each option to acquire Shares granted under a Company Stock Plan (each, a “Company Stock Option”) that is outstanding, vested and exercisable immediately prior to the Effective Time, or that vests upon the Effective Time in accordance with its terms, and for which the Merger Consideration exceeds the exercise price of such Company Stock Option will be automatically cancelled in exchange for the right to receive an amount in cash equal to the product of the excess of the Merger Consideration over the exercise price of each such Company Stock Option and the number of unexercised Shares subject to such Company Stock Option immediately prior to the Effective Time, less any required withholding of taxes. Each other Company Stock Option granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive cash payments equal to the excess of the Merger Consideration over the exercise price of each such Company Stock Option multiplied by the aggregate number of Shares subject to such Company Stock Option that would have vested on each applicable vesting date, which will become payable on the first payroll date following each such applicable vesting date.

The table set forth below provides information regarding the Company Stock Options held by WebMD’s non-employee directors and executive officers as of August 4, 2017:

Name	Total Number of Outstanding Company Stock Options(1)	Total Consideration for Outstanding Company Stock Options ($)(2)
Non-Employee Directors:
Mark J. Adler, M.D.	62,700	1,692,240
Ian G. Banwell	13,200	204,732
Neil F. Dimick	114,488	3,333,745
James V. Manning	79,200	2,246,508
William J. Marino	52,800	1,115,664
Joseph E. Smith.	82,500	2,099,856
Stanley S. Trotman, Jr.	85,800	2,271,984
Kristiina Vuori, M.D..	52,800	1,025,508
Executive Officers:
Blake DeSimone.	135,000	2,622,100
Michael B. Glick	217,500	4,892,675
Rick Treese	95,000	2,759,350
Douglas W. Wamsley.	207,500	4,848,625
Martin J. Wygod	133,334	2,678,352
Steven L. Zatz, M.D.	645,000	18,810,800
(1)	In connection with the Transactions, each Company Stock Option held by a non-employee director will fully accelerate as of the Effective Time. For the treatment of Company Stock Options held by the Company’s executive officers under their employment or award agreements, please see the descriptions below under the heading “Employment Arrangements with Executive Officers” and “Item 8. Additional Information—Golden Parachute Compensation.”
(2)	The amounts in this column represent the total consideration payable in respect of the outstanding Company Stock Options, whether vested or unvested, held by each non-employee director and executive officer of the Company, including any consideration in respect to unvested in-the-money Company Stock Options, that would become payable in installments on the same schedule as the vesting schedule contained in such converted Company Stock Option award or other applicable agreement, subject to continued service or employment, and remain subject to the other terms and conditions contained in the converted Company Stock Option award or other applicable agreement.

Restricted and Performance Shares. As of August 4, 2017, executive officers of WebMD held an aggregate of 278,251 Shares subject to time-based restrictions (each, a “Restricted Share”) and Shares subject to performance-based restrictions (each, a “Performance Share”), each granted under the Company Stock Plans. As of August 4, 2017, none of our non-employee directors held either Restricted Shares or Performance Shares. Pursuant to the Merger Agreement, at the Effective Time, all Restricted Shares and Performance Shares granted under a Company Stock Plan that is outstanding and vested immediately prior to the Effective Time, or that vests upon the Effective Time in accordance with its terms, will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder thereof will be entitled to receive cash payments in an amount equal to the product of the Merger Consideration and the aggregate number of such Restricted Shares or Performance Shares, as applicable, as of immediately prior to the Effective Time (with Performance Shares being deemed earned assuming maximum achievement of all performance milestones). All Restricted Shares and Performance Shares granted under a Company Stock Plan that is outstanding and unvested immediately prior to the Effective Time will be converted into the right of the holder to receive cash payments equal to the product of the Merger Consideration and the aggregate number of such unvested Restricted Share or Performance Share, as applicable, that would have vested on each applicable vesting date, which will become payable on the first payroll date immediately following each such applicable vesting date of the award (with Performance Shares being deemed earned assuming maximum achievement of all performance milestones).

The table set forth below provides information regarding the Restricted Shares and Performance Shares held by WebMD’s executive officers as of August 4, 2017:

Name	Total Number of Outstanding Restricted Shares(1)	Total Consideration for Outstanding Restricted Shares ($)(2)	Total Number of Outstanding Performance Shares(3)	Total Consideration for Outstanding Performance Shares ($)(4)
Executive Officers:
Blake DeSimone.	23,500	1,562,750	—	—
Michael B. Glick	28,000	1,862,000	—	—
Rick Treese	9,584	637,336	—	—
Douglas W. Wamsley.	28,000	1,862,000	—	—
Martin J. Wygod	71,667	4,765,856	25,000	1,662,500
Steven L. Zatz, M.D.	62,500	4,156,250	30,000	1,995,000
(1)	For the treatment of Restricted Shares under the executive officers’ employment or award agreements, please see the descriptions below under the heading “Employment Arrangements with Executive Officers” and “Item 8. Additional Information—Golden Parachute Compensation.”
(2)	The amounts in this column represent the total consideration payable in respect of the outstanding Restricted Shares held by each executive officer, including any consideration that would become payable in installments on the same schedule as the vesting schedule contained in such converted Restricted Share award or other applicable agreement, subject to continued service or employment, and remain subject to the other terms and conditions contained in the converted Restricted Share award or other applicable agreement.
(3)	Pursuant to Mr. Wygod’s employment and Performance Share award agreement, his Performance Shares will fully vest upon the consummation of the Transactions. For the treatment of Dr. Zatz’s Performance Shares in connection with the consummation of the Transactions, please see “Item 8. Additional Information—Golden Parachute Compensation.”
(4)	The amounts in this column represent the total consideration payable in respect of the outstanding Performance Shares held by Dr. Zatz and Mr. Wygod (including, with respect to Dr. Zatz, any consideration that would become payable on the same schedule as the vesting schedule contained in his converted Performance Share award or other applicable agreement).

Employment Arrangements with Executive Officers

Currently, WebMD is party to employment agreements with each of its executive officers, which address, among other things, each executive officer’s duties and responsibilities and specify the amounts payable to such executive officers in connection with certain termination or change in control events. Pursuant to Mr. Treese’s employment agreement, upon execution and effectiveness of a release of claims, if his employment is terminated without Cause or he resigns for Good Reason on or following a Change in Control (as such terms are defined in his employment agreement), Mr. Treese would be entitled to receive: his base salary for one year from the date of termination, amounts in respect of COBRA premiums for the 12-month period following the date of termination, the bonus he would have received for the year of his termination date (if such date is on or after December 1 of such year and before bonuses for that year are paid) and accelerated vesting of a portion of his outstanding equity awards. The description above is qualified in its entirety by reference to Mr. Treese’s Employment Agreement, which is filed as Exhibit (e)(12) to this Schedule 14D and is incorporated herein by reference.

For a description of the employment and compensation arrangements for executives DeSimone, Glick, Wamsley, Wygod and Zatz, reference is made to pages 21–56 of the 2017 Proxy Statement (under the heading “Executive Compensation”) and WebMD’s Current Report on Form 8-K, dated as of, and filed with the SEC on, March 10, 2017, each of which is filed as Exhibits (e)(10) and (e)(11) to this Schedule 14D-9, respectively, and incorporated herein by reference and qualifies the foregoing in its entirety. Specific reference is also made to pages 32–34 and 45–56 of the 2017 Proxy Statement (under the headings “Executive Compensation—Compensation Following Termination of Employment or a Change of Control” and “Executive Compensation—Potential Payments and Other Benefits Upon Termination of Employment or a Change of Control,” respectively) for a discussion of the compensation and benefits provided to each “Named Executive Officer” following certain terminations of employment following a change of control of WebMD. For additional information with respect to the arrangements between WebMD and its Named Executive Officers, please also see “Item 8. Additional Information—Golden Parachute Compensation” below.

Non-Employee Director Compensation

For a description of the compensation earned by WebMD’s non-employee directors, reference is made to pages 18–20 of the 2017 Proxy Statement (under the heading “Non-Employee Director Compensation”), which is filed as Exhibit (e)(10) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety. None of the WebMD non-employee directors will have any role with the Surviving Company following the consummation of the Transactions.

Continuing Employees

Pursuant to the Merger Agreement, the officers of WebMD immediately prior to the Effective Time will be the initial officers of the Surviving Company until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Company.

The Merger Agreement also provides that, for the 12-month period following the Effective Time, Parent will, or will cause the Surviving Company and its subsidiaries to provide each employee of WebMD or any of its subsidiaries, in each case as of the Effective Time (each, a “Continuing Employee”), with the same level of base salary and wages and cash incentive compensation opportunities that, in the aggregate, was provided to each Continuing Employee immediately prior to the Effective Time and other employee benefits (including those provided to covered dependents) that are substantially similar in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time. In addition, Parent will cause the Surviving Company and its subsidiaries to honor, in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of WebMD and its subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of WebMD or any of its subsidiaries.

In addition, pursuant to the Merger Agreement, Continuing Employees will receive credit (except to avoid the duplication of benefits) for all purposes (excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Company or any of their respective subsidiaries under which each Continuing Employee may be eligible to participate on or after the Effective Time to the same extent recognized by WebMD or any of its subsidiaries under a comparable plan immediately prior to the Effective Time. Such plan, program or arrangement will credit each Continuing Employee for service accrued or deemed accrued on or prior to the Effective Time with WebMD or any of its subsidiaries and Affiliates (as defined in the Merger Agreement) where service with the Affiliate was credited under a comparable plan prior to the Effective Time.

In regards to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Company (“Purchaser Welfare Benefit Plans”) in which a Continuing Employee may be eligible to participate on or after the Effective Time, Parent and the Surviving Company will waive, or cause the insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Continuing Employee and any covered dependent under any Purchaser Welfare Benefit Plan to the same extent waived under a comparable WebMD plan or any comparable WebMD subsidiary plan, and provide credit to each Continuing Employee and any covered dependent for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee or covered dependent under such plans during the relevant plan year, up to and including the Effective Time.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. WebMD has included in its Amended and Restated Certificate of Incorporation, as in effect as of the date of the Merger Agreement (the “Charter”), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. WebMD has included in its Amended and Restated By-laws, as in effect as of the date of the Merger Agreement (the “By-laws”) provisions that require WebMD to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, WebMD will advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by WebMD.

WebMD has also entered into indemnification agreements (“Indemnification Agreements”) with its directors and officers. These Indemnification Agreements may require WebMD to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their status or activities as directors or officers, if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of WebMD and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. These Indemnification Agreements also may require WebMD to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Company and its subsidiaries will, and Parent will cause the Surviving Company to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of WebMD and its subsidiaries under any indemnification agreements between WebMD and its subsidiaries and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). In addition, the certificate of incorporation and by-laws of the Surviving Company will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in WebMD’s Charter and By-laws, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of WebMD or any of its subsidiaries.

For a period of six years after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (as defined in the Merger Agreement) (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring on or before the Effective Time. To the fullest extent permitted by law, the Surviving Company will and Parent will cause the Surviving Company to, pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Party is not entitled to indemnification.

Furthermore, pursuant to the terms of the Merger Agreement, the Surviving Company will either (i) cause to be obtained, at the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as WebMD’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain, in effect for not less than six years from the Effective Time, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by WebMD and its subsidiaries. The Surviving Company may provide substitute policies of at least the same coverage containing terms and conditions that are not less favorable with respect to matters occurring prior to the Effective Time, except that in no event will the Surviving Company be required to pay more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the By-laws, the Merger Agreement and the Forms of Indemnification Agreements, which are filed as Exhibits (e)(8), (e)(9), (e)(1), (e)(6) and (e)(7) to this Schedule 14D-9, respectively, and, in each case, is incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, WebMD will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the Acceptance Time (as defined in the Merger Agreement), the Compensation Committee of the Board will take the steps required to cause each agreement, arrangement or understanding that has been or will be entered into by WebMD or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.   The Solicitation or Recommendation

Recommendation of the Board

At a meeting duly called and held on July 23, 2017, after careful consideration and in consultation with the Company’s financial and legal advisors, the Company Board unanimously (other than Steven L. Zatz, who recused himself from voting on the matter) (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Board recommends that all holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated July 24, 2017, issued by Parent and WebMD announcing the Offer is included as Exhibit (a)(1)(F) hereto.

Background of the Merger; Reasons for Recommendation

Background of the Merger

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.

As part of the Company’s ongoing planning process, members of the Company Board and members of the Company’s senior management periodically review and assess the Company’s operations, financial performance and competitive position, as well as industry trends and potential strategic alternatives in order to enhance shareholder value, including, among other things, business combinations, acquisitions, divestitures, dividends and share repurchases.

On January 27, 2017 the Chairman of the Company Board, Mr. Wygod, called a meeting of the Executive Committee of the Company Board. Mr. Ian Banwell, a member of the Company Board, was also in attendance. At the meeting, the Executive Committee and Mr. Banwell discussed the current industry environment and the Company’s preliminary financial results for 2016 and outlook for 2017, including both long term opportunities and risks, including with respect to the general business environment for premium digital publishers. Additionally, the Committee discussed the recent developments in the macro environment for pharmaceutical companies, which Company management believed resulted in a lower than expected growth rate in advertising sales in the fourth quarter of 2016 and a lower than expected growth rate in the Company’s revenue outlook for 2017. The Executive Committee also discussed both the fact that several private equity funds (including two private equity funds that are referred to herein as “Sponsor A” and “Sponsor B”) had expressed interest in a potential transaction involving the Company, as well as potential joint marketing opportunities with certain parties. Based upon this discussion, the Executive Committee believed that the full Company Board should consider whether it would be appropriate at that time for the Company to begin actively exploring its strategic alternatives, including a potential sale of all or a part of the Company. The Committee believed it would be beneficial for representatives of the Company to meet with investment banking firms who would be able to assist the Board in this evaluation. The Committee had a preference for a major investment banking firm with a strong international reputation and track record. The Executive Committee identified three investment banking firms, including J.P. Morgan Securities LLC (“J.P. Morgan”), which it believed would be appropriate for the Company to contact.

From February 2, 2017 to February 6, 2017, the Executive Committee, Mr. Wygod, the Company’s CEO Dr. Zatz, the Company’s CFO Mr. DeSimone and other representatives of the Company, including the Company’s outside legal counsel, Shearman & Sterling LLP (“Shearman & Sterling”), held separate in-person and telephonic meetings with representatives of the three investment banks (including J.P. Morgan) previously identified by the Executive Committee to discuss, among other things, preliminary views on a potential strategic review process involving the Company.

On February 8, 2017 the Company Board held a telephonic meeting to preliminarily discuss the advisability of commencing a process to evaluate the Company’s strategic alternatives. At the meeting, the Board received a report from senior management regarding the discussions that had taken place with the three investment banks and reviewed other relevant matters, including those considered by the Executive Committee at its January 27, 2017 meeting. In addition, at this meeting Mr. Wygod indicated that if the Board proceeded with a process to review strategic alternatives, including a possible sale of the Company, he did not intend to participate with any potential purchasers in connection with the possible sale of the Company. The Board indicated that at its regularly scheduled meeting on February 13, 2017, it would make a determination regarding whether and how to progress with an exploration of strategic alternatives, including a potential sale of all or a part of the Company.

Following the February 8, 2017 Board meeting, representatives of the Company continued to hold separate discussions with representatives of the three investment banks regarding a potential strategic review process.

On February 13, 2017, the Company Board held a telephonic meeting during which the Board considered whether to commence a process to explore its strategic alternatives and, if so, whether to engage one of the investment banks with which representatives of the Company had been having discussions. At the meeting, the Board reviewed the Company’s finalized 2016 results and the Company’s financial outlook for 2017, which had a lower revenue and earnings growth rate compared to 2016 as a result of the factors discussed above. In light of these and other relevant considerations, including the inbound inquiries from third parties expressing interest in a potential transaction, the Board discussed whether it would be in the best interests of stockholders to retain a financial advisor to assist the Company in exploring strategic alternatives, including a sale of the Company. In connection with this discussion, the Board also considered its prospects if it were to remain a stand-alone Company and continue to execute on its business plan. A representative of Shearman & Sterling then reviewed with the Board its fiduciary duties in connection with a potential strategic process. Following discussion, the Board considered the expertise, reputation, industry knowledge and understanding of the Company on the part of the three investment banks with which senior management had met, and the terms of the engagement letters that had been negotiated. In addition, members of senior management advised the Board that J.P. Morgan was likely to have significant relationships with a number of the potential bidders in the process. Following a discussion of the Company’s situation and views regarding possible financial advisors to the Company, the Board decided to engage J.P. Morgan as the Company’s financial advisor in connection with an exploration of strategic alternatives, based on J.P. Morgan’s qualifications, experience and reputation and its familiarity with the industries in which the Company operates.

On February 14, 2017, the Company engaged J.P. Morgan in connection with the Company’s evaluation of strategic alternatives, including a potential sale of the Company.

On February 15, 2017, the Company Board held a telephonic meeting at which representatives of J.P. Morgan and Shearman & Sterling were present. At the meeting, J.P. Morgan reviewed potential strategic alternatives, including potential third parties that could be interested in a transaction involving the Company and potential transaction structures involving a sale of all or part of the Company. The Board considered, with input from J.P. Morgan, the advantages and disadvantages of either publicly announcing the commencement of a process or proceeding on a confidential basis. After discussion, the Board determined that it would be in the best interests of the Company and its stockholders to commence a process to explore the Company’s strategic alternatives, including a sale of part or all of the Company, and to publicly announce the commencement of that process.

On February 16, 2017, the Company issued a press release announcing that the Company Board, working together with its management team and legal and financial advisors, had commenced a process to explore and evaluate potential strategic alternatives focused on maximizing shareholder value, including, among other things, the sale of part or all of the company, a merger with another party or other strategic transaction or continuing to execute on the Company’s business plan. Also on February 16, 2017, the Company issued a press release reporting on its results for the fourth quarter and full year of 2016 and providing financial guidance for the first quarter and full year of 2017. While the Company’s 2016 results were near the high end of the financial guidance that it had previously provided, the Company’s financial guidance for 2017 reflected a more significant decline in the growth rate of pharmaceutical advertising revenue than had been previously expected.

After the announcement of the process in February 2017, at the direction of the Board, representatives of J.P. Morgan communicated with a total of 122 strategic and financial parties to evaluate their interest in a potential transaction involving the Company. Beginning on March 21, 2017, confidentiality agreements were distributed to 48 parties, based on the level of interest that such parties had in pursuing a potential transaction with the Company.

On March 30, 2017, the Company Board held a telephonic meeting, at which members of senior management and representatives of J.P. Morgan and Shearman & Sterling were present. At the meeting, members of management and representatives of J.P. Morgan and Shearman & Sterling reviewed and discussed with the Board a draft of portions of the management presentation that had been prepared by the Company for distribution to potential bidders with the assistance of J.P. Morgan, which included five years of projected financial information and other information regarding the Company and its businesses. In addition, J.P. Morgan representatives provided and discussed with the Board an update on the strategic process generally.

Throughout April and May of 2017, a total of 39 parties signed confidentiality agreements with the Company, including 19 strategic parties and 20 financial sponsors, including KKR. During this time, representatives of the Company and J.P. Morgan engaged in discussions with these parties in order to evaluate the level of potential interest in a transaction involving the Company.

On April 6, 2017, the Company granted bidders that had executed a confidentiality agreement access to a virtual data room containing materials in respect of the Company for purposes of each such party’s preliminary due diligence investigation.

Beginning on April 6, 2017, parties that had executed confidentiality agreements with the Company received access to a management presentation consistent with the material that was previously reviewed with the Company Board. From April 19, 2017 to May 11, 2017, representatives of both J.P. Morgan and Company management conducted telephonic meetings with 25 potential bidders, including KKR and Parent, to review the management presentation and respond to questions regarding the materials provided. In connection with these discussions, members of management of the Company were instructed not to have employment or compensation discussions with the bidders.

Beginning on April 19, 2017, at the direction of the Board, J.P. Morgan provided bidders with a process letter, which summarized the procedures and timetable for providing a non-binding indication of interest. The process letter established May 10, 2017 as the deadline to submit a preliminary non-binding indication of interest.

On April 28, 2017, the Company Board held a telephonic meeting, at which members of senior management and representatives of J.P. Morgan and Shearman & Sterling were present. At the meeting, representatives of J.P. Morgan provided the Board with an update on the strategic process, including a summary of interactions with bidders.

On May 10, 2017 and May 11, 2017, the Company received preliminary non-binding indications of interest from ten parties (one strategic bidder and nine financial sponsor bidders, including KKR) with respect to an acquisition of the Company. These proposals ranged from a per share price of $65.00 at the high end to $46.50 at the low end. Other financial parties (such as a private equity fund referred to herein as “Sponsor C”) decided not to submit a non-binding indication of interest during the first round of the process, but indicated that they would be interested in being paired with other bidders as potential equity partners.

On the morning of May 15, 2017 members of Company management met with representatives of Sponsor A and a portfolio company of Sponsor A (which is referred to herein as “Co-Bidder A”) to discuss potential future business opportunities between Co-Bidder A and the Company, as part of a previously scheduled meeting.

On the afternoon of May 15, 2017, the Company Board held a telephonic meeting at which members of senior management and representatives of J.P. Morgan and Shearman & Sterling were present. At the meeting, representatives of J.P. Morgan reviewed the first-round proposals and described their discussions with each potential bidder, including their views on each bidder’s participation in similar past transactions, ability to fund a transaction of this size and level of interest in the process. In addition, at this meeting representatives of J.P. Morgan provided the Board with a disclosure regarding certain relationships it had with bidders that had submitted first-round proposals. Following these discussions, the Company Board decided to invite the following bidders into the second round of the process: KKR, Sponsor A, Sponsor B, a strategic bidder referred to herein as “Strategic Party A,” a private equity fund referred to herein as “Sponsor D,” and a private equity fund referred to herein as “Sponsor E” and instructed J.P. Morgan to advise each of these bidders they were invited into the next round of the process. The Company Board also instructed J.P. Morgan to inform the other four bidders that had submitted preliminary non-binding indications of interest that they would not be advancing to the second round of the process. The Board made its decision regarding which bidders to invite into the second round of the process in consultation with J.P. Morgan and Shearman & Sterling, on the basis of, among other things, each such bidder’s preliminary price, financial wherewithal, and track record of consummating similarly sized transactions.

On May 17, 2017, the Company provided the second-round bidders with access to additional materials regarding the Company in the virtual data room for purposes of each party’s due diligence investigation. Throughout the second round of the process, the Company and representatives of J.P. Morgan held in person and telephonic meetings with each of the second-round bidders and their respective advisors and responded to various requests of the bidders to provide additional due diligence information.

On May 21, 2017, a strategic bidder, referred to herein as “Strategic Party B,” which had previously indicated that it was not interested in considering a potential transaction with the Company, signed a confidentiality agreement with the Company and received access to the management presentation and the materials in the virtual data room that had been provided to other bidders in round one of the process for purposes of a due diligence investigation. A telephonic meeting between Company management and representatives of Strategic Party B was held on May 31, 2017 to review the management presentation and materials provided.

From May 24, 2017 to July 19, 2017, representatives of the Company and J.P. Morgan had diligence meetings with, gave management presentations to and attended telephonic and in-person meetings with, various representatives of the bidders as part of the bidders’ ongoing due diligence efforts. Throughout the second round of the process, the Company consented to bidders engaging with various consultants and debt and equity financing sources, and executed joinders or confidentiality agreements with such parties, as appropriate. The first such meeting with KKR and Parent took place on May 25, 2017, at which time Parent and KKR attended a full day due diligence session and attended a dinner with representatives of the Company.

On May 25, 2017, the Company entered into a confidentiality agreement with Co-Bidder A, at the request of Sponsor A.

On May 31, 2017, the Company Board held a meeting at which a representative of Shearman & Sterling presented and discussed with the Board the transaction terms contemplated by the draft merger agreement being prepared by them and also reviewed with the Company Board its fiduciary duties and other relevant legal considerations.

On June 1, 2017, the Company held its annual meeting of Stockholders.

On June 2, 2017, at Sponsor A’s request, Mr. Wygod had a meeting with a representative of Co-Bidder A to discuss Co-Bidder A’s participation in Sponsor A’s bid.

On June 7, 2017, at the direction of the Board, representatives of J.P. Morgan provided each of KKR, Strategic Party A, Sponsor D, Sponsor B, Sponsor A, and Sponsor E with a second-round process letter, which summarized the procedures and timetable for the submission of final written proposals for the acquisition of the Company. The process letters established July 11, 2017 as the deadline to submit such second round proposals and also established June 22, 2017 as the deadline to submit lists of key issues on the transaction agreement and July 6, 2017 as the deadline to submit proposed drafts of each bidder’s financing commitments.

On June 9, 2017, Strategic Party B submitted a preliminary non-binding indication of interest for the acquisition of the Company at a per share price of $65.00. In its indication of interest, Strategic Party B indicated that its bid would be subject to approval by its board of directors at a meeting that was scheduled for July 25, 2017.

On June 9, 2017, representatives of Shearman & Sterling and representatives of J.P. Morgan called representatives of Strategic Party B to confirm that Strategic Party B would be unable to execute a definitive agreement prior to the meeting of its board of directors on July 25, 2017. However, Strategic Party B’s representatives indicated that Strategic Party B was prepared to engage immediately on the draft merger agreement in an effort to have an agreement fully negotiated by the July 11, 2017 bid deadline.

On June 9, 2017, a representative of Sponsor B notified representatives of J.P. Morgan that Sponsor B was no longer interested in pursuing an acquisition of the Company.

On June 12, 2017, the Company Board held a telephonic meeting at which members of senior management and representatives of J.P. Morgan and Shearman & Sterling were present. At the meeting, the Company Board and its advisors reviewed and evaluated the preliminary indication of interest received from Strategic Party B, including the fact that Strategic Party B would be unable to execute a definitive transaction agreement until after the meeting of its Board of Directors on July 25, 2017. Following these discussions, the Company Board decided to invite Strategic Party B into the second round of the process.

Also on June 12, 2017, a representative of a private equity fund referred to herein as “Sponsor F,” which had participated in the first round of the process, contacted Mr. Wygod and verbally proposed a revised preliminary, non-binding indication of interest to acquire the Company at $61.00 per share. The Board decided not to invite Sponsor F into the second round of the process based on its level of interest relative to other bidders.

On June 14, 2017, at the direction of the Board, representatives of J.P. Morgan distributed a draft merger agreement to KKR, Sponsor A, Sponsor D, and Strategic Party A. In addition, on June 14, 2017, Sponsor E contacted representatives of J.P. Morgan, indicating that it was no longer interested in pursuing an acquisition of the Company.

Beginning on June 14, 2017 and continuing through July 19, 2017, at the direction of the Board, representatives of the Company’s senior management and J.P. Morgan held multiple due diligence meetings with representatives of Strategic Party B telephonically and at the Company’s offices.

On June 15, 2017, at the direction of the Board, representatives of J.P. Morgan also provided Strategic Party B with the same second-round process letter provided to the other second round bidders, and encouraged Strategic Party B to participate in the process despite its inability to obtain necessary corporate approvals prior to the bid deadline. Based on Strategic Party B’s prior commitment to fully negotiate a merger agreement by July 11, 2017, the Company also asked Strategic Party B to submit a full mark-up of the draft merger agreement by June 29, 2017.

On June 22, 2017, a representative of Strategic Party A contacted a representative of J.P. Morgan, indicating that Strategic Party A would like the Company to consider delaying the deadline to submit second round proposals in order to ensure that Strategic Party A and its advisors would have sufficient time to complete their due diligence.

On June 22, 2017, each of Parent/KKR, Strategic Party B, Strategic Party A, and Sponsor A submitted issues lists to representatives of the Company, J.P. Morgan and Shearman & Sterling based on the draft merger agreement that had previously been distributed. Representatives of Shearman & Sterling reviewed, compared and discussed the issues presented in these submissions with representatives of J.P. Morgan and the Company’s internal legal team and members of senior management.

Throughout the week of June 26, 2017, at the direction of the Board, representatives of J.P. Morgan spoke to KKR, Strategic Party B, Strategic Party A and Sponsor A in order to discuss their level of interest in an acquisition of the Company and the overall timing of the process.

On June 27, 2017, Mr. Wygod met with a representative of KKR to discuss its level of interest in an acquisition of the Company and the overall timing of the process.

On June 27, 2017, Sponsor D contacted J.P. Morgan, indicating that it was no longer interested in pursuing an acquisition of the Company.

On June 28, 2017, certain members of the Company’s senior management and representatives of J.P. Morgan met with representatives of Strategic Party A to discuss follow-up due diligence questions.

On June 28, 2017, the Company Board held a meeting at which senior management and representatives from J.P. Morgan and Shearman & Sterling were present. At the meeting the Board discussed whether it should delay the deadline for bidders to submit their final written proposals in light of the timing issues expressed by Strategic Party A and Strategic Party B. Following discussion with its advisors, the Company Board determined to move the bid deadline back from July 11, 2017 to July 20, 2017 to address such timing issues.

At the direction of the Board, on June 29, 2017, representatives of J.P. Morgan contacted each of KKR, Strategic Party B, Strategic Party A, and Sponsor A to communicate the Board’s decision to move the bid deadline and provided each of them with an updated process letter establishing a revised date of July 20, 2017 as the deadline to submit final written proposals for the acquisition of the Company. In addition, the updated process letter established a revised date of July 14, 2017 as the deadline for each bidder to submit proposed drafts of its financing commitments (if applicable). Following this communication, a representative of KKR contacted Mr. Wygod to discuss Parent’s and KKR’s continued high level of interest in an acquisition of the Company, and indicated that Parent, KKR and its representatives were prepared to move quickly to finalize the terms of the draft merger agreement.

On June 29, 2017, Strategic Party B provided representatives of the Company, J.P. Morgan and Shearman & Sterling with a draft merger agreement, which was not based on the form previously distributed to bidders by representatives of J.P. Morgan.

On July 5, 2017 and July 6, 2017, representatives of Shearman & Sterling had calls with the outside legal counsel representing each of Parent/KKR, Strategic Party A and Sponsor A to discuss the lists of key issues submitted by each of them with respect to the draft merger agreement previously distributed by representatives of J.P. Morgan.

On July 5 and July 6, 2017, representatives of Shearman & Sterling discussed with the Company’s legal team and senior management and representatives of J.P. Morgan various issues presented by the draft merger agreement that had been proposed by Strategic Party B. It was decided that, although there were significant issues presented by Strategic Party B’s proposed draft, Shearman & Sterling would call Strategic Party B’s outside legal counsel to discuss these issues and would prepare a mark-up of the draft agreement.

On July 6, 2017, a representative of Shearman & Sterling contacted Strategic Party B’s outside legal counsel to discuss various issues presented by Strategic Party B’s draft merger agreement, including the significant amount of closing uncertainty presented by Strategic Party B’s proposed draft.

On July 11, 2017, representatives of Shearman & Sterling called counsel for Parent/KKR, Strategic Party A, and Sponsor A to request that each bidder provide its proposed draft of the merger agreement in advance of the July 20, 2017 deadline to submit final second round proposals.

On July 13, 2017, the Company provided bidders with draft disclosure schedules to the draft merger agreement that had previously been distributed.

Also on July 13, 2017, Shearman & Sterling sent a mark-up of Strategic Party B’s draft merger agreement to Strategic Party B’s outside counsel.

On July 14, 2017, Shearman & Sterling received revised drafts of the merger agreement that had previously been distributed to bidders, together with draft financing commitments and equity commitment letters, from each of Parent/KKR and Strategic Party A, as well as a draft guarantee from Strategic Party A. On July 14, 2017, Mr. Wygod contacted representatives of Sponsor A to inquire why Sponsor A had not yet submitted a draft merger agreement. Sponsor A indicated that it was delayed and the Company would receive it shortly.

On July 14, 2017, representatives of J.P. Morgan introduced representatives of Sponsor C to representatives of Strategic Party A in order to facilitate discussions on a possible partnering in the consideration of a proposal for the Company.

On July 14, 2017, a representative of KKR contacted Mr. Wygod to discuss the agenda for a meeting with other representatives of Parent and KKR which was scheduled for July 18, 2017.

On July 16, 2017, Shearman & Sterling received a revised draft of the merger agreement that had previously been distributed to bidders, together with a draft financing commitment letter, equity commitment letter and guarantee from Sponsor A.

On July 17, 2017, representatives of J.P. Morgan received a letter from Strategic Party B rejecting the revisions to Strategic Party B’s draft merger agreement that had been proposed by the Company and Shearman & Sterling, and informing the Company that Strategic Party B intended to submit its final proposal on July 20, 2017 along with a draft merger agreement that was substantially similar to the initial draft that it had proposed.

From July 17 to July 18, 2017, a representative of Shearman & Sterling had calls with the respective outside legal counsel representing each of Parent/KKR, Strategic Party A and Sponsor A, to discuss certain issues presented by the revised draft merger agreements and related documentation submitted by each of them. On July 18, 2017, KKR provided a draft guarantee to Shearman & Sterling.

On July 18, 2017, at the request of KKR, Mr. Wygod met with representatives of Parent and KKR to further discuss Parent’s and KKR’s ideas for the Company’s strategic direction. Mr. Wygod also indicated he would be willing to assist in any transition but would not discuss any further role in the Company, nor did the representatives of Parent and KKR request that Mr. Wygod accept any such further role in the Company.

On July 19, 2017, Shearman & Sterling sent revised drafts of the merger agreements and related documents that had been submitted by each of Parent/KKR, Strategic Party A and Sponsor A to the respective outside legal counsel representing each bidder.

On July 20, 2017, Strategic Party B notified representatives of J.P. Morgan and the Company that it was no longer interested in pursuing an acquisition of the Company.

Also on July 20, 2017, each of the three remaining bidders submitted the following proposals, together with revised drafts of the merger agreement and related documentation including financing commitments, equity commitment letters and guarantees:

–	Parent and KKR submitted a proposal contemplating an acquisition of the Company at a price per share of $62.35;
–	Strategic Party A submitted a proposal contemplating an acquisition of the Company at a price per share of $62.00; and
–	Sponsor A submitted a proposal contemplating an acquisition of the Company at a price per share of $62.00.

Later on July 20, 2017, the Company Board held a telephonic meeting at which members of senior management and representatives of J.P. Morgan and Shearman & Sterling were present. At this meeting the Company Board and its advisors reviewed and evaluated the second-round proposals received from Parent/KKR, Strategic Party A and Sponsor A. In light of the similarity of the proposals, the Company Board directed representatives of J.P. Morgan to contact each of the remaining bidders and request that they submit their “best and final” offer by 6:00pm on July 22, 2017.

On July 21, 2017, representatives of Shearman & Sterling had calls with the respective outside legal counsel representing each of Parent/KKR, Strategic Party A and Sponsor A to discuss certain issues presented by the revised draft merger agreements and related documentation submitted by each of them.

On the morning of July 22, 2017, Shearman & Sterling sent revised drafts of the merger agreements and related documents to the respective outside legal counsel representing each of Parent/KKR, Strategic Party A and Sponsor A.

Also on the morning of July 22, 2017, at the request of Sponsor A, Dr. Zatz and a representative of J.P. Morgan had a telephone call with representatives of Sponsor A to discuss additional potential future new revenue streams relating to Sponsor A’s strategies for the Company.

During the course of the day on July 22, 2017, at the direction of the Board, representatives of the Company, J.P. Morgan and Shearman & Sterling conducted calls with representatives of Parent and KKR, in connection with the debt financing structure that had been proposed by Parent and KKR. On these calls, representatives of the Company reminded representatives of Parent and KKR that they should consider their upcoming bid as a “best and final” offer.

On the evening of July 22, 2017, each of Parent/KKR, Strategic Party A and Sponsor A submitted the following proposals, together with revised drafts of the merger agreement and related documentation including financing commitments, equity commitment letters and guarantees:

–	Parent/KKR submitted a proposal contemplating an acquisition of the Company at a price per share of $66.50;
–	Strategic Party A verbally submitted a proposal contemplating an acquisition of the Company at a price per share of $64.11; and
–	Sponsor A submitted a proposal contemplating an acquisition of the Company at a price per share of $63.62.

Later that night on July 22, 2017, the Company Board had a meeting at which representatives of J.P. Morgan and Shearman & Sterling were present. Dr. Zatz and Mr. DeSimone reviewed the preliminary results for the quarter ended June 30, 2017. Dr. Zatz then recused himself from the meeting, and both he and Mr. DeSimone were not present for and did not participate in the balance of the meeting. Prior to this meeting, representatives of J.P. Morgan provided the Board with an updated disclosure regarding certain relationships it had with the bidders that remained in the process. At the meeting the Board reviewed the revised proposals received from the three bidders and instructed Shearman & Sterling to negotiate final definitive documentation with Parent/KKR overnight. The Board adjourned with the understanding that the meeting would continue the following morning.

Over the night of July 22, 2017 into July 23, 2017, representatives of Shearman & Sterling and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), outside legal counsel for Parent/KKR, negotiated various issues in the merger agreement and related documentation, such that the agreement was close to being in final form.

On the morning of July 23, 2017, the Company Board continued its meeting from the prior night. Representatives of J.P. Morgan and Shearman & Sterling were present. The representatives of J.P. Morgan then presented to the Company Board its financial analysis of KKR/Parent’s proposal of $66.50 per share of the Company common stock. Following the presentation, J.P. Morgan rendered its oral opinion to the Company Board, which was subsequently confirmed in a written opinion dated July 24, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s written opinion, the consideration to be paid to the holders of Shares in the tender offer and merger was fair, from a financial point of view, to such holders (a copy of the written opinion of J.P. Morgan is attached to this Schedule 14D-9 as

Annex I). Please see the discussion in the section entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion” of this Schedule 14D-9 for a more detailed description of J.P. Morgan’s financial analyses and the opinion rendered by J.P. Morgan to the Company Board.

Representatives of Shearman & Sterling then reviewed with the Company Board the fiduciary duties of the directors under Delaware law. Following that discussion, Shearman & Sterling provided the Company Board with an overview of the proposed transaction based on the progress of negotiations with Simpson Thacher, including the principal terms of the transaction documents that would be executed in connection with the proposed transaction, the structure of the proposed transaction, the merger consideration that would be paid to the Company’s stockholders, the representations and warranties that would be made by the Company in the definitive merger agreement, the conduct of business covenant that would be applicable between signing and closing of the proposed transaction, required regulatory approvals, and the circumstances under which a termination fee or a reverse termination fee would be paid in the event of a termination of the merger agreement by either party.

After careful deliberation, the Company Board, without Dr. Zatz’s participation, (i) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into the merger agreement, (iii) approved the execution, delivery and performance by the Company of the merger agreement and the consummation of the transactions contemplated thereby, (iv) resolved that the merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

Throughout the day on July 23, 2017 and into the early morning of July 24, 2017, Shearman & Sterling and Simpson Thacher had discussions and exchanged draft documentation to finalize the merger agreement and related documents, including disclosure schedules, on terms consistent with those approved by the Company Board. A draft of the merger agreement was circulated to the Board reflecting these terms.

Prior to the opening of U.S. stock markets on July 24, 2017, Parent, Purchaser and the Company executed the Merger Agreement and thereafter issued a joint press release publicly announcing the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with the Company’s senior management team and its outside legal and financial advisors and, in reaching its determination to recommend that Company stockholders accept the Offer and tender their Shares, the Company Board relied upon and considered numerous factors, including the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):

Financial Terms; Certainty of Value

•	The Board’s belief that the Offer Price of $66.50 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects as well as the Company’s future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company.
•	The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and does not expose them to any future risks related to the business or the financial markets generally.
•	The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents a premium of:
–	approximately 30% over the $51.31 per Share closing sale price as of February 15, 2017, the day before the Company announced that it was commencing a process to explore and evaluate potential strategic alternatives; and
–	approximately 20% over the $55.19 per Share closing sale price as of July 21, 2017, the last trading day before public announcement of the Merger Agreement.

•	The oral opinion of J.P. Morgan delivered to the Board on July 23, 2017, which was subsequently confirmed in writing on July 24, 2017, that as of the date delivered, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by J.P. Morgan as set forth in the written opinion, the $66.50 in cash per Share to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor.”

Prospects of the Company

•	The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Company’s common stock, including risks related to:
–	The general business environment for premium digital publishers;
–	The Company’s ability to attract user traffic on The WebMD Health Network and the fact that a significant portion of the traffic to The WebMD Health Network is directed to the Company through the algorithmic search results on Internet search engines;
–	The increasing number of people who access online content and services through smartphones rather than desktop computers, which can affect future monetization opportunities;
–	Changes in the healthcare industry and healthcare regulation and reform efforts could reduce advertising and sponsorship spending by healthcare industry participants, including pharmaceutical, biotechnology and medical device companies;
–	The U.S. and global economy and general stock market conditions and volatility;
–	The other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2016; and
–	The Board’s belief, after consideration of the factors described above, that the completion of the Offer and the consummation of the Transactions represent the Company’s best reasonably available alternative for maximizing stockholder value.

Public Sale Process

•	The fact that on February 16, 2017, the Company issued a press release announcing that its Board had commenced a process to explore and evaluate potential strategic alternatives focused on maximizing shareholder value, effectively inviting proposals for the acquisition of the Company from third parties.
•	The fact that the Board, through its financial advisor, actively sought proposals from numerous third parties that were logical potential buyers, as more fully described above under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger; Reasons for Recommendation,” including strategic buyers and financial sponsors:
–	Representatives of the Company’s financial advisor communicated with a total of 122 parties, in an effort to obtain the best value reasonably available to stockholders;
–	The Company, in coordination with its financial advisor, provided diligence materials and solicited preliminary indications of interest from 39 parties (including 19 strategic parties and 20 financial sponsors);
–	Of these parties that were solicited, the Company received preliminary indications of interest from 11 parties, of which the seven proposing the highest value and level of interest continued into the second round of the sale process;
–	Of the parties that proceeded into the second round of the sale process, each of Parent/KKR, Sponsor A, and Strategic Party A submitted complete bid packages, including a mark-up of the Merger Agreement, draft equity commitment letter, draft debt commitment and fee letters and a draft limited guarantee;

–	The fact that following requests for “best and final” bids from the remaining bidders, the “best and final” bids returned by the three remaining bidders did not result in any proposals to acquire the Company at a price higher than $66.50; and
–	The fact that, through negotiations, the Company was able to increase Parent/KKR’s final bid to $66.50 per Share from $62.35 per Share and the Board’s belief that, based on negotiations and discussions with KKR and the other bidders, the Offer Price represented the highest price Parent/KKR or any of the other bidders were willing to pay.

Speed and Likelihood of Consummation

•	The anticipated timing of the consummation of the Transactions, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related distraction.
•	The Board’s belief, following consultation with legal counsel, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in consummation of the Transactions due to regulatory review.
•	Parent and Purchaser have obtained debt and equity financing commitments to fund the Transactions and the Company is a third party beneficiary of the Equity Commitment Letter for the limited purpose of seeking specific performance of Parent’s right to cause the Equity Financing to be funded simultaneously with the receipt of the Debt Financing, subject to certain conditions.
•	The business reputation and capabilities of KKR and its management and, by extension, Parent and Purchaser.
•	The fact that Parent and Purchaser’s obligation to complete the Transactions is not conditioned on the Parent or Purchaser obtaining financing.
•	The Company Board’s expectation that, based on the limited number and nature of the conditions to funding set forth in the Debt Commitment Letter (as defined in the Offer to Purchase) and Equity Commitment Letter, such conditions will be timely met and the financing will be provided in a timely manner.
•	The fact that (1) pursuant to the terms of the Merger Agreement, if Parent and Purchaser fail to effect the closing under certain circumstances, Parent is obligated to pay the Company a termination fee equal to $175 million (the “Parent Termination Fee”) and (2) KKR NAXI has provided the Guarantee in favor of the Company that guarantees the payment by Parent of the Parent Termination Fee when due, subject to the terms and conditions of the Guarantee.

Terms of the Merger Agreement

•	The Board considered all of the terms and conditions of the Merger Agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the Merger Consideration and the structure of the termination rights, including:
–	That the terms of the Merger Agreement were the products of arms’-length negotiations between two sophisticated parties and their respective legal advisors and the Company’s financial advisor.
–	That the “fiduciary out” provisions of the Merger Agreement, subject to the terms and conditions thereof, permit the Company to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $75,000,000 termination fee, terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal.
–	The Board’s belief that the $75,000,000 termination fee payable by the Company upon its termination of the Merger Agreement to enter into an agreement with respect to a superior proposal is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and would not preclude another party from making a competing proposal.

–	That Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, and the Board’s belief, in consultation with senior management of the Company and legal advisors, that the Transactions are reasonably likely to be consummated.
–	That Purchaser is obligated to extend the Offer for successive extension periods of not more than five business days each if the Board has not changed its recommendation of the Transactions and any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which may not be waived by Purchaser), and to extend the Offer for up to four periods of five business days upon written request of the Company if at any scheduled expiration of the Offer the only offer condition not satisfied is the Minimum Condition.

The Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger, including appreciation resulting from potential synergies with Parent resulting from the Transactions.
•	Termination Fee. The possibility that, although the Board conducted an active competitive process, the termination fee of $75,000,000 payable by the Company to Parent under certain circumstances set forth in the Merger Agreement may deter third parties that might be interested in exploring an acquisition of the Company.
•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the Transactions might not be consummated, and the risks and costs to the Company in such event, including the diversion of management and employee attention and the potential disruptive effect on business and customer relationships, stock price and ability to attract and retain key management personnel and employees.
•	Monetary and Opportunity Costs. The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger, and the related disruption to the Company’s operations.
•	Effects of Transaction Announcement. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management, as well as the likelihood of litigation in connection with the Merger.
•	Closing Conditions. The fact that completion of the Offer and the Merger is subject to the satisfaction of certain closing conditions that are not within the Company’s control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on the Company has occurred.
•	Taxable Consideration. The fact that any gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes offset by any losses that may be recognizable by longer term holders.
•	Interim Restrictions on Business Pending the Completion of the Offer. The fact that the Merger Agreement contains restrictions on the conduct of the Company’s business prior to the completion of the Merger, including generally requiring the Company to conduct its business only in the ordinary course, subject to specified limitations, and that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Purchaser, which may delay or prevent the Company from responding to changing market and business conditions.
•	Remedies. The fact that the Company’s monetary remedy in connection with a breach of the Merger Agreement by Parent or Purchaser is limited to the Parent Termination Fee and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but rather includes the principal material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the Transactions. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s senior management and legal and financial advisors. The Board did not provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, each member of the Company Board and each executive officer of the Company has advised the Company that his or her intention is to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity awards under WebMD’s equity plans) by him or her pursuant to the Offer.

Financial Analyses and Opinion

Opinion of the Company’s Financial Advisor

Pursuant to an engagement letter dated February 14, 2017, WebMD retained J.P. Morgan as its financial advisor in connection with WebMD’s consideration of various potential strategic alternatives, including a potential acquisition of WebMD, and to deliver a fairness opinion in connection with any proposed offer to acquire WebMD.

At the meeting of the Board on July 23, 2017, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the Merger Consideration to be paid to the holders of Shares (“Holders”) in the proposed Offer and Merger was fair, from a financial point of view, to such Holders (other than Holders of Excluded Shares). J.P. Morgan confirmed its July 23, 2017 oral opinion by delivering its written opinion to the Board, dated July 24, 2017, that, as of such date, the Merger Consideration to be paid to the Holders (other than the Holders of Excluded Shares) in the proposed Offer and Merger was fair, from a financial point of view, to such Holders. The full text of the written opinion of J.P. Morgan dated July 24, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. WebMD’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the Merger Consideration to be paid in the proposed Offer and Merger and did not address any other aspect of the proposed Offer and Merger. J.P. Morgan expressed no opinion as to the fairness of the Merger Consideration to the holders of any other class of securities, creditors or other constituencies of WebMD or as to the underlying decision by WebMD to engage in the proposed Offer and Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of WebMD as to whether such stockholder should tender its Shares into the Offer or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated July 24, 2017 of the Merger Agreement;
•	reviewed certain publicly available business and financial information concerning WebMD and the industries in which it operates;
•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of WebMD with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;
•	reviewed certain internal financial analyses and forecasts prepared by the management of WebMD relating to its business; and
•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of WebMD with respect to certain aspects of the Offer and Merger, and the past and current business operations of WebMD, the financial condition and future prospects and operations of WebMD, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by WebMD or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of WebMD, Parent, Purchaser or KKR NAXI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of WebMD to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by WebMD, Parent, Purchaser and KKR NAXI in the Merger Agreement, the Guarantee and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to WebMD with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on WebMD or on the contemplated benefits of the Offer and Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the Holders (other than the Holders of Excluded Shares) in the proposed Offer and Merger, and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Offer and Merger to the holders of any Excluded Shares or other class of securities, creditors or other constituencies of WebMD or as to the underlying decision by WebMD to engage in the Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and Merger, or any class of such persons relative to the Merger Consideration to be paid to the Holders in the proposed Offer and Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s-length negotiations between WebMD and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board or WebMD’s management with respect to the proposed Offer and Merger or the Merger Consideration.

The following is a summary of certain material financial analyses provided by J.P. Morgan to the Board in connection with J.P. Morgan rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan, nor does the order of analyses described represent the relative importance or weight given to those analyses by J.P. Morgan. In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion rendered to the Board on July 23, 2017 and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of WebMD with similar data for the following selected publicly traded companies:

Vertical Content / Marketplaces:

•	IAC/INTERACTIVECORP
•	TripAdvisor, Inc.
•	Match Group, Inc.
•	Yelp Inc.
•	LendingTree, Inc.
•	Bankrate, Inc.
•	XO Group, Inc.

Healthcare Information Technology:

•	Cerner Corporation
•	Quintiles IMS Holdings, Inc.
•	athenahealth, Inc.
•	Cotiviti Holdings, Inc.
•	The Advisory Board Company
•	Allscripts Healthcare Solutions, Inc.
•	Inovalon Holdings, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, were, in J.P. Morgan’s judgment, considered sufficiently similar to that of WebMD based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to WebMD and certain of these companies may have characteristics that are materially different from that of WebMD. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect WebMD.

For each of the selected companies, J.P. Morgan calculated multiples and ratios based on closing stock prices on July 21, 2017 (the last full trading day prior to the date that J.P. Morgan delivered its oral opinion to the Board). For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies was based on information J.P. Morgan obtained from SEC filings and publicly available analyst consensus estimates obtained from FactSet Research Systems. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to WebMD and the selected companies, J.P. Morgan calculated (1) the multiple of firm value (calculated as the market value of equity on a fully-diluted basis calculated using the treasury stock method, taking into account in-the-money options, restricted stock units, performance stock units and other equity awards and convertible securities, plus the face value of debt and other adjustments, including preferred equity and minority interest, net of equity in affiliates and cash and cash equivalents (“Firm Value”)) to the estimated earnings before interest, tax, depreciation and amortization (excluding stock-based compensation expense, “EBITDA”) for fiscal year 2017 based on publicly available analyst consensus estimates obtained from FactSet Research Systems (which is referred to in this section as “2017E FV/EBITDA”) and (2) the multiple of Firm Value to estimated EBITDA for fiscal year 2018 based on publicly available analyst consensus estimates obtained from FactSet Research Systems (which is referred to in this section as “2018E FV/EBITDA”).

Based on this analysis, J.P. Morgan then derived a multiple reference range of (i) 8.25x—12.25x for the 2017E FV/EBITDA multiple and (ii) 8.0x—10.5x for the 2018E FV/EBITDA multiple. After applying such ranges to the forecasted 2017 and 2018 Adjusted EBITDA (as defined below) of WebMD, as set forth in the Management Forecasts (See “Item 4. The Solicitation or Recommendation—Company Management Forecasts” below for a description of the Management Forecasts), the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price of $66.50 per Share:

Public Trading Analysis Implied Equity Value Per Share of Company Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
2017E FV/EBITDA	$53.00 – 72.00
2018E FV/EBITDA	$50.25 – 62.50

Selected Transaction Analysis

Using publicly available information from SEC filings, relevant press releases and publicly available analyst consensus estimates obtained from FactSet Research Systems, J.P. Morgan examined selected transactions with respect to the firm value implied for the target company (calculated on the basis of the up-front consideration payable in the selected transactions and excluding any potential earn-outs) as a multiple of the target company’s preceding twelve-month period EBITDA (excluding both stock-based compensation expenses and capitalized software expenses), at the time of the transaction announcement (which is referred to as “FV/LTM EBITDA”). These transactions were selected, among other reasons, because the transactions occurred within a period that J.P. Morgan deemed relevant and the businesses involved in these transactions operated in the vertical content / Internet marketplaces industry. The transactions considered are as follows:

Announcement Date	Acquiror	Target
July 3, 2017(1)	Red Ventures	Bankrate, Inc.
April 24, 2017	Verizon Communications, Inc.	Yahoo! Inc.
October 21, 2016	Ziff Davis, LLC	Everyday Health, Inc.
July 22, 2016	Verizon Communications, Inc.	Yahoo! Inc.
April 1, 2016	Silver Lake Partners	Ancestry.com Inc.
May 12, 2015	Verizon Communications, Inc.	AOL, Inc.
June 3, 2014	KKR & Co. L.P.	Internet Brands, Inc.
October 22, 2012	Permira Advisers LLP	Ancestry.com Inc.
(1)	This transaction has not yet closed.

The low, high, median and mean FV/LTM EBITDA multiples of the selected transactions were 8.7x, 12.2x, 9.7x and 10.0x, respectively. Based on the results of these analyses and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a FV/LTM EBITDA multiple range of 8.75x—12.25x to the appropriate metrics of WebMD, which were based on the actual financial information of WebMD for the twelve months ended June 30, 2017. These analyses produced ranges of implied equity values as follows, as compared to the Offer Price of $66.50 per Share:

Transaction Analysis Implied Equity Value Per Share of Company Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
FV/LTM EBITDA	$51.25 – 67.25

No company, business or transaction used in this analysis is identical to WebMD or the Offer and the Merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which WebMD and the Offer and the Merger were compared or perspectives regarding the transactions selected for comparative purposes.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered earnings before interest expense and after tax (including stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures, and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows that WebMD is expected to generate: (i) during the remainder of 2017 (applying a valuation date as of June 30, 2017) by calculating unlevered free cash flows for the remainder of 2017 by subtracting actual unlevered free cash flows as of the first half of 2017 from the applicable 2017E unlevered free cash flow based upon Management Forecasts, (ii) for calendar years 2018 through 2021 based upon Management Forecasts and (iii) for calendar years 2022 through 2026 based upon extrapolations of the Management Forecasts that were prepared by J.P. Morgan with the consent of WebMD and which were used by J.P. Morgan in connection with its financial analyses and in rendering its fairness opinion. J.P. Morgan also calculated a range of terminal values for WebMD at December 31, 2026 by applying perpetual growth rates ranging from 2.0% to 3.0% for unlevered free cash flow of WebMD during the terminal period of the projections. The range of terminal values were then discounted to present values using a discount rate range of 8.0% to 10.0%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of WebMD. J.P. Morgan also included the value of additional tax savings from the usage of net operating losses and research and development credit carry forwards of WebMD for the projected period, which were discounted to present values using the same discount range of 8.0% to 10.0%. The present value was then divided by the number of fully diluted Shares outstanding as of June 30, 2017 to arrive at the following reference range of implied fully diluted equity values per Share, as compared to the Offer Price of $66.50 per Share.

Discounted Cash Flow Implied Equity Value Per Share of Company Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
Management Forecasts	$55.00 –75.25

Other Information

J.P. Morgan observed certain additional information that was not considered part of J.P. Morgan’s financial analysis with respect to its opinion but was noted for informational purposes, including the following:

52-Week Historical Trading Range

J.P. Morgan reviewed the 52-week trading range of WebMD’s share prices for the period ending February 15, 2017 (the last full trading day prior to the first public announcement that WebMD was exploring strategic alternatives), which was $48.25 per Share to $67.00 per Share, and compared that range to the closing sale price of $51.31 per Share as of February 15, 2017 (the last full trading day prior to the first public announcement that WebMD was exploring strategic alternatives). J.P. Morgan also compared the trading prices to the Offer Price of $66.50 per Share. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Analyst Price Targets

J.P. Morgan reviewed the price targets of public equity research analysts for WebMD, which provided a reference range of $56.00 per Share to $72.00 per Share for the period ending February 15, 2017, the last full trading day prior to the first public announcement that WebMD was exploring strategic alternatives. J.P. Morgan also reviewed the median of the price targets of public equity research analysts for WebMD, which was $61.00 per Share. J.P. Morgan compared the analyst price targets analysis to the Offer Price of $66.50 per Share. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of WebMD. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to WebMD, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of WebMD. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to WebMD and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise WebMD with respect to the Offer and the Merger and to deliver an opinion to the Board with respect to the Offer and the Merger on the basis of, among other things, its experience, qualifications and reputation and its familiarity with the industries in which the Company operates.

For services rendered in connection with the Offer and the Merger and the delivery of its opinion, WebMD has agreed to pay J.P. Morgan a fee of approximately $30.5 million, $3.0 million of which was payable upon execution of the Merger Agreement and the remainder of which is payable upon the closing of the Offer and Merger. In addition, WebMD has agreed to reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its services, including the reasonable fees and expenses of counsel, and will indemnify J.P.

Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with WebMD, Parent or Purchaser. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates received approximately $0.35 million of aggregate fees from WebMD for asset management and treasury services provided to WebMD. In addition, during the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates received approximately $87.9 million of aggregate fees from affiliates of Parent (including KKR and its portfolio companies) for corporate finance, treasury and asset management services. Such services during such period have included acting as joint lead arranger on a credit facility of an affiliate of Parent in April 2016. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with affiliates of Parent and with portfolio companies of KKR that are unrelated to the Offer and Merger, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included debt syndication, equity and debt underwriting and financial advisory services for such portfolio companies. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of affiliates of Parent and such portfolio companies, for which it receives customary compensation or other financial benefits. In addition, as of the date of its opinion, J.P. Morgan and its affiliates held, on a proprietary basis, less than 1% of the outstanding common stock of each of WebMD, Parent and Purchaser. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of WebMD or affiliates of Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Company Management Forecasts

Other than in quarterly and annual financial guidance provided to investors, the Company’s management does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to, among other reasons, the unpredictability of the underlying assumptions and estimates. However, in connection with the Board’s review of strategic and financial alternatives and evaluation of the Transactions, the Company’s management prepared certain forward-looking financial information for fiscal years 2017 through 2021 (the “Management Forecasts”). The Company has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties, and such information may not be appropriate for other purposes.

The Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Management Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. The summary of the Management Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Management Forecasts were made available by the Company to the Board and were used by J.P. Morgan in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses, as described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor.” In addition, before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of the Company and, in connection with their review, received certain information from the Management Forecasts. The Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Management Forecasts are subjective in many respects and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Because the Management Forecasts cover multiple years, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: the inability to successfully deploy new or updated applications or services for WebMD’s networks or platforms; the failure to create new or enhanced revenue streams from WebMD’s applications or services; adverse changes in regulatory conditions affecting the healthcare, information technology and Internet industries; competition for advertisers and sponsors for WebMD’s websites and mobile applications, and for employer and health insurer clients of WebMD’s platform; and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Forecasts do not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at the time the Management Forecasts were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. Further, the Management Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. These assumptions upon which the Management Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts contained in the Management Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or its affiliates, officers, directors, advisors or other representatives considered or consider the Management Forecasts necessarily predictive of actual future events, and the Management Forecasts should not be relied upon as such. None of the Company or its respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Management Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Forecasts to reflect circumstances existing or arising after the date such Management Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives intend to make publicly available any update or other revisions to these Management Forecasts. None of the Company or its affiliates, officers, directors, advisors or other representatives have made or make any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Management Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecasts.

In light of the foregoing factors and the uncertainties inherent in these forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on these forecasts.

The following is a summary of the forecasts:

($ in millions)	2017E	2018E	2019E	2020E	2021E
Revenue	$734	$747	$800	$858	$927
Adjusted EBITDA(1)	$245	$238	$259	$286	$318
Unlevered Free Cash Flow(2)	$92	$110	$122	$137	$155
(1)	Adjusted EBITDA is a non-GAAP financial measure. The Company’s management uses Adjusted EBITDA as an additional measure of performance for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures. Period-to-period comparisons of Adjusted EBITDA help the Company’s management identify additional trends in financial results that may not be shown solely by period-to-period comparisons of net income (loss). In addition, the Company may use Adjusted EBITDA in the incentive compensation programs applicable to some of its employees in order to evaluate the Company’s performance. Please see the “Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures” filed as Annex III to this 14D-9 for an explanatory description of Adjusted EBITDA, a reconciliation of net income for the year 2017 to Adjusted EBITDA and additional background information regarding the Company’s use of Adjusted EBITDA. Annex III is incorporated in this section by reference.
(2)	Unlevered Free Cash Flow is a non-GAAP measure. Unlevered Free Cash Flow does not represent funds available for the Company’s discretionary use and should not be considered as an alternative to operating income or net income, as a measure of operating performance or cash flow, or as a measure of liquidity. The forecasts for Unlevered Free Cash Flow were prepared by J.P. Morgan from data provided by the Company for the purposes of evaluating the Transactions and other potential strategic transactions. Please see the “Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures” filed as Annex III to this 14D-9 for an explanatory description of Unlevered Free Cash Flow, a reconciliation of net income for the year 2017 to Unlevered Free Cash Flow and additional background information. Annex III is incorporated in this section by reference.

Item 5.   Persons/Assets Retained, Employed, Compensated or Used

The Company retained J.P. Morgan as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transactions and, in connection with such engagement, J.P. Morgan provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor,” which is filed as Annex I hereto and is incorporated herein by reference.

For information regarding the Company’s retention of J.P. Morgan, see “—Opinion of the Company’s Financial Advisor,” under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion.”

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.   Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by WebMD or, to the best knowledge of WebMD after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries or by the executive officers or directors of its subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Date of Transaction	Identity of Person	Number of Shares	Price per Share	Nature of Transaction
06/13/2017	Martin J. Wygod	10,345	n/a	Charitable contribution.(1)
		58,621	n/a	Charitable contribution.(2)
06/17/2017	Rick Treese	550	$58.35	Shares of WebMD common stock withheld in order to satisfy tax withholding requirements.
06/30/2017	Blake DeSimone	1,934	$58.65	Shares of WebMD common stock withheld in order to satisfy tax withholding requirements
(1)	The Wygod Family Revocable Living Trust, of which Mr. Wygod is a trustee, gifted 10,345 Shares to Endeavor Therapeutic Horsemanship.
(2)	The Wygod Family Revocable Living Trust, of which Mr. Wygod is a trustee, gifted 58,621 Shares to The Rose Foundation, a private charitable foundation of which Mr. Wygod is a trustee.

During the past 60 days, the Company withheld a total of 5,655 Shares (based on an average Share price of $57.52) in order to satisfy tax withholding requirements resulting from the vesting of Restricted Shares for all employees of WebMD other than the executive officers. In addition, the Company granted Company Stock Options to purchase 18,000 Shares (with a weighted average exercise price of $57.04 per Share) during that period, to its employees other than executive officers.

Item 7.   Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits or annexes hereto) or as incorporated in this Schedule 14D-9 by reference, WebMD is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of WebMD’s securities by WebMD, any subsidiary of WebMD or any other person, except the information set forth under “Item 8. Additional Information—Convertible Securities” and the Notices (as defined below) attached as Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(G) to this Schedule 14D-9, which are incorporated herein by reference;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving WebMD or any subsidiary of WebMD;
•	any purchase, sale or transfer of a material amount of assets of WebMD or any subsidiary of WebMD; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of WebMD.

Except as set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.   Additional Information

Majority of Outstanding Shares Must Tender to Consummate Transactions; Stockholder Vote Not Required

The Board has, in accordance with the DGCL, (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the Offer is consummated, WebMD will not seek the approval of its stockholders before effecting the Merger in accordance with Section 251(h) of the DGCL.

Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of the class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, the Merger Agreement contemplates that the parties will effect the closing of the Merger as soon as practicable after consummation of the Offer without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) the Company’s stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) the Company’s stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) WebMD’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

WebMD is incorporated under and subject to the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;
•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2∕3% of the outstanding voting stock which the interested stockholder did not own.

Parent and Purchaser have represented that they are not and have not been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The Company Board has also approved the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. The Company Board has agreed in the Merger Agreement to grant any approvals and take any action necessary to render any anti-takeover laws inapplicable to the Transactions.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time of the Merger who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time of the Merger as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time of the Merger who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time of the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address written below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such Shares in the Offer; and
•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time of the Merger. All written demands for appraisal should be addressed to:
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
Attention:	Douglas W. Wamsley
Executive Vice President, Co-General Counsel and Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Company to deliver an additional notice of the Effective Time of the Merger to all the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time of the Merger, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time (as defined in the Merger Agreement)) and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention, to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time of the Merger, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Company.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares were listed on a national securities exchange, the Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time of the Merger and the date of payment of the judgment. At any time before the entry of the judgment in the proceedings, the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. Should any holder properly notify the Surviving Company that he, she or it intends to seek appraisal as described above, the Surviving Company may make such payment to the holder thereof in order to eliminate any accrual of interest.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Company of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Supreme Court of Delaware.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, from and after the Effective Time of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time of the Merger.

At any time within 60 days after the Effective Time of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time of the Merger will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time of the Merger into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Regulatory Approvals

United States

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. If the 15-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 7, 2017. Accordingly, the required 15-day waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on August 22, 2017, unless earlier terminated by the Antitrust Division and the FTC or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company, or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Germany

The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints of Competition, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month review period, unless the FCO notifies Parent within the one-month review period of the initiation of an in-depth investigation. Parent filed a notification on August 7, 2017 with respect to the Offer. The one-month review period is scheduled to expire on September 7, 2017. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Austria

The acquisition of Shares pursuant to the Offer is also subject to the review by the Austrian Federal Competition Authority (the “FCA”). Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four-week review period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five additional months. Parent filed the required notice form with the FCA on August 7, 2017. The four-week review period is scheduled to expire on September 4, 2017.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act and the German and Austrian antitrust laws, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Convertible Securities

On August 7, 2017, the Company sent certain notices (the “Notices”) to the trustee and registered holders of its 1.50% Convertible Notes due 2020 (the “1.50% Convertible Notes”), 2.50% Convertible Notes due 2018 (the “2.50% Convertible Notes”) and 2.625% Convertible Notes due 2023 (the “2.625% Convertible Notes” and together with the 1.50% Convertible Notes and the 2.50% Convertible Notes, the “Convertible Securities”) as required under each applicable indenture governing the Convertible Securities and in connection with the Merger Agreement.

In connection with the obligation to offer to repurchase the Convertible Notes as a result of a Fundamental Change or a Change in Control (as defined in the applicable Indentures), the Company expects to prepare and give a Fundamental Change Notice or a Change in Control Notice (as defined in the applicable Indentures). The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The repurchase offer for the Convertible Notes required by the terms of the Indentures has not commenced. Holders of the Convertible Securities are urged to read the relevant repurchase documents (including the Fundamental Change Notice or the Change in Control Notice) when they become available because they will contain important information that such holders should consider before making any decision regarding exercising their right to have their Convertible Securities repurchased.

The Notices are attached as Exhibits (a)(5)(E), (a)(5)(F), (a)(5)(G) and (a)(5)(H) to this Schedule 14D-9 and, in each case, is incorporated herein by reference.

Shares Held Through the WebMD 401(k) Savings Plan

Participants in the WebMD 401(k) Savings Plan whose Shares are held by the Trustee of that Plan must follow the separate instructions contained in a letter being sent to Plan participants from the Trustee. These instructions require that a Plan participant who wishes to tender Shares held under the Plan must complete and return a Direction Form provided with that letter or provide directions through a specified Website. A copy of that letter and the accompanying Direction Form is attached as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference. For administrative reasons, the deadline for submitting Direction Forms or providing directions to the Trustee online will be earlier than the expiration date of the Offer. WebMD 401(k) Savings Plan participants should confirm their deadlines by carefully reading the materials provided to them by the Trustee of the Plan.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, WebMD is required to provide information about compensation for each of its “Named Executive Officers” whose compensation was disclosed in the Definitive Proxy Statement Schedule 14A filed by WebMD on April 20, 2017, that is based on or otherwise relates to the Transactions. Such compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The terms and conditions related to all compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Parent, Purchaser and their Affiliates—Employment Arrangements with Executive Officers” and is incorporated herein by reference.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by WebMD’s Named Executive Officers may materially differ from the amounts set forth below. Notably, pursuant to SEC disclosure rules, we have assumed the following for purposes of the table below:

•	the closing of the Offer and the Merger are deemed to both occur on August 4, 2017, which is the last practicable date prior to the filing of this Schedule 14D-9;
•	each Named Executive Officer will experience a qualifying termination of employment (i.e., termination by the executive officer for good reason or termination by WebMD without cause) immediately following the Effective Time;

•	all required transition periods, following a change of control, before a Named Executive Officer can resign for good reason (or otherwise unilaterally resign) have been met and that the named executive officer is entitled, as of August 4, 2017, to any cash payments, any accelerated equity vesting and any other benefits as if the transition period had already been completed;
•	the information below is based on the employment agreement terms and annual salary rate in effect, for the respective Named Executive Officers, as of August 4, 2017;
•	that the 2017 bonus amounts will be payable under the WebMD’s 2017 Bonus Program (the “2017 Bonus Program”) assuming achievement of maximum level of performance;
•	Company Stock Options for which a right to continued vesting after a qualifying termination of employment exists have been treated as if the vesting had accelerated to August 4, 2017; and
•	that the Named Executive Officers had no accrued and unused vacation on August 4, 2017.
Name	Cash(1) ($)	Equity(2) ($)	Perquisites / Benefits(3) ($)	Tax Reimbursement(4) ($)	Total ($)
Blake DeSimone(5)	680,000	3,573,800	—	—	4,253,800
Michael B. Glick(5)	637,500	4,370,338	1,000	—	5,008,838
Douglas W. Wamsley(5)	637,500	4,370,338	26,000	—	5,033,838
Martin J. Wygod(6).	5,725,000	8,642,532	57,000	0	14,424,532
Steven L. Zatz, M.D.(7).	1,437,500	12,199,150	26,000	—	13,662,650
(1)	As described and quantified below, this column represents the cash severance payments payable under each of the Named Executive Officer’s employment agreement. The salary portion of the cash severance payments will be paid over the 12-month period following a termination of employment (except with respect to Mr. Wygod’s payments, which are discussed below) and all other payments will be paid in a lump sum. Except with respect to Mr. Wygod, the cash severance payments are double-trigger benefits in that they will only be paid if the Named Executive Officers experience a qualifying termination of employment following a change in control. For each Named Executive Officer, other than Mr. Wygod, such payments would consist of: (i) one-times the Named Executive Officer’s annual base salary and (ii) the bonus that the named executive officers would have received for the year their employment terminates if the date of termination is on or after July 1 of such year (or with respect to Mr. DeSimone, December 31), but before bonuses for that year are paid (for Dr. Zatz and Mr. DeSimone, the severance amounts would also become due if they resigned, for any reason, after one year following a change in control). For Mr. Wygod, such payments would become payable upon a termination of employment for any reason, regardless of a change in control, and would consist of: (i) an annual severance payment of $975,000, per year payable for three years following the date of termination in equal installments at the same time as WebMD’s payroll practices (for an aggregate of $2,925,000) and (ii) his bonus for the year of termination and each of the two subsequent years (at $933,333.34) payable at the time bonuses are generally paid to other senior executives for the applicable year (for an aggregate of $2.8 million). In addition, all cash severance amounts payable to Mr. Wygod in connection with his termination of employment on or following a change in control are required to be placed in a rabbi trust.
Name	Salary Continuation/Cash Severance ($)		Bonus Payments ($)(b)
Blake DeSimone	400,000		280,000
Michael B. Glick	375,000		262,500
Douglas W. Wamsley	375,000		262,500
Martin J. Wygod.	5,725,000	(a)	—
Steven L. Zatz, M.D.	575,000		862,500
(a)	In connection with the merger of HLTH and WebMD in 2009, Mr. Wygod agreed to remain Executive Chairman of the Board following the consummation of such merger, notwithstanding the terms of his employment agreement at the time, which provided for him to receive the cash severance reported in this table in connection with such consummation. Accordingly, his agreement was amended to provide that he may resign with or without good reason at any time and receive such cash severance.
(b)	As of the date of this filing, the Company is unable to predict the amount of bonus payments that could be due to each Named Executive Officer (other than Mr. Wygod who is not entitled to such payment in connection with a change in control or termination of employment) under the 2017 Bonus Program. As a result, the bonus amounts in this column assume achievement of the maximum bonus (based on a combination of pre-set financial goals and a discretionary amount based on individual and operational goals) for each applicable Named Executive Officer, which is equal to the following percentages of such Named Executive Officer’s annual base salary: 150% for Dr. Zatz and 70% for Messrs. DeSimone, Glick and Wamsley. The target bonus amounts for each applicable Named Executive Officer under the 2017 Bonus Program is equal to the following percentages of such Named Executive Officer’s annual base salary: 120% for Dr. Zatz and 56% for Messrs. DeSimone, Glick and Wamsley.
(2)	The amounts in this column represent the aggregate pre-tax amounts payable to each Named Executive Officer pursuant to the Merger

Agreement as a result of the Transactions, on a double-trigger basis (except with respect to Mr. Wygod who is entitled to single-trigger acceleration of his outstanding equity awards) with respect to all unvested Company Stock Options, Restricted Shares and Performance Shares (which will be deemed earned assuming maximum achievement of all performance milestones) held by such Named Executive Officer as of August 4, 2017, the latest practicable date before the filing of this Schedule 14D-9. In addition, Dr. Zatz and Mr. DeSimone would also be entitled to accelerated vesting for certain of their outstanding equity awards if they resigned, for any reason, after one year following a change in control.

Name	Shares Subject to Unvested Company Stock Options	Option Consideration for Unvested Company Stock Options(a) ($)	Number of Outstanding Restricted Shares	Value of Outstanding Restricted Shares(b) ($)	Number of Outstanding Performance Shares	Value of Outstanding Performance Shares(b) ($)
Blake DeSimone	107,500	2,011,050	23,500	1,562,750	—	—
Michael B. Glick	121,250	2,508,338	28,000	1,862,000	—	—
Douglas W. Wamsley	121,250	2,508,338	28,000	1,862,000	—	—
Martin J. Wygod.	116,667	2,214,176	71,667	4,765,856	25,000	1,662,500
Steven L. Zatz, M.D.	265,000	6,047,900	62,500	4,156,250	30,000	1,995,000
(a)	The value of the unvested Company Stock Options is the difference between the Offer Price of $66.50 per Share and the exercise price of each Company Stock Option, multiplied by the number of unvested Shares underlying such Company Stock Options as of August 4, 2017.
(b)	The value of the unvested and accelerated Restricted Shares and Performance Shares is the Offer Price of $66.50 per Share.
(3)	For Mr. Wygod, the amount represented in this column consist of continued participation in WebMD’s health, dental, vision and life insurance plans in which he participates on the date of termination (or reasonably equivalent plans) for three years from the date of his termination of employment. For the other Named Executive Officers, except for Mr. DeSimone who is not currently participating in WebMD’s benefit plans (and, accordingly, would not be eligible for COBRA), the amounts represented in this column consist of COBRA continuation payments for a period of 12 months following the date of termination. The value is based upon the current cost to WebMD of these benefits per employee and are net of amounts that the Named Executive Officers would continue to be responsible for. These benefits are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a qualifying termination of employment following the Effective Time (including any voluntary termination of employment for Mr. Wygod).
(4)	The amount reported in this column represents the estimated cost of Mr. Wygod’s right to receive a gross-up payment for purposes of Section 280G of the Code. It is not expected that any payments to Mr. Wygod in connection with the Transactions will result in a tax being payable under Section 4999 of the Code.
(5)	Messrs. DeSimone, Glick and Wamsley are parties to a Trade Secret and Proprietary Information Agreement that contain confidentiality obligations that survive indefinitely. The agreements also contain non-solicitation and non-competition obligations that end on the first anniversary of their respective termination dates. The post-employment payments and benefits that may become due to Messrs. DeSimone, Glick and Wamsley would be subject to their continued compliance with the covenants contained in their Trade Secret and Proprietary Information Agreements.
(6)	Dr. Zatz is party to a restrictive covenant agreement that contains confidentiality obligations that survive indefinitely. The agreement also contains non-solicitation and non-competition obligations that end on the first anniversary of his termination date. The post-employment payments and benefits that may become due to Dr. Zatz would be subject to his continued compliance with such restrictive covenants.
(7)	Mr. Wygod’s employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that continue until the third anniversary of his termination date. The post-employment payments and benefits that may be due to Mr. Wygod are subject to his continued compliance with these covenants.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of WebMD, please see WebMD’s Annual Report on Form 10-K for the year ended December 31, 2016, and Quarterly Report on Form 10-Q for the three months ended March 31, 2017, and for the three months ended June 30, 2017, each of which has been filed with the SEC.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to, the timing and anticipated completion of the Offer and the proposed Merger, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of WebMD, and are subject to significant risks and uncertainties. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of the regulatory reviews of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many WebMD stockholders tender their shares in the proposed transaction; the outcome of legal proceedings that may be instituted against WebMD and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and regulatory submissions.

Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made. Factors or events that could affect the proposed transaction or cause WebMD’s actual results to differ may emerge from time to time, and it is not possible for WebMD to predict all of them. Except as required by law or regulation, WebMD undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation, those described in Part I, Item 1A. “Risk Factors” in WebMD’s Annual Report on Form 10-K filed with the SEC. WebMD may update risk factors from time to time in Part II, Item 1A. “Risk Factors” in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, or other filings with the SEC.

Item 9.   Exhibits

The following Exhibits are attached to this Schedule 14D-9.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 7, 2017 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Diagnosis Merger Sub, Inc. on August 7, 2017)

(a)(1)(B)
Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substituted Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Diagnosis Merger Sub, Inc. on August 7, 2017)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Diagnosis Merger Sub, Inc. on August 7, 2017)

(a)(1)(D)
Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Diagnosis Merger Sub, Inc. on August 7, 2017)

(a)(1)(E)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Diagnosis Merger Sub, Inc. on August 7, 2017)

(a)(1)(F)
Joint Press Release issued by Internet Brands, Inc. and WebMD Health Corp. dated July 24, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by WebMD Health Corp. on July 24, 2017)

(a)(1)(G)	Summary Advertisement, as published in the Financial Times on August 7, 2017 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO as filed on August 7, 2017)

(a)(1)(H)*	Letter to WebMD Health Corp. 401(k) Savings Plan Participants

(a)(1)(I)*	Important Notice Concerning Rights Under The WebMD 401(k) Saving Plan (Blackout Notice)

(a)(5)(A)	Press Release issued by MH Sub I, LLC on August 7, 2017 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by MH Sub I, LLC on August 7, 2017)

(a)(5)(B)	Email to the WebMD Health Corp.’s employees from Steven Zatz, M.D., dated July 24, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by WebMD Health Corp. on July 24, 2017)

(a)(5)(C)	Frequently asked questions dated July 24, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by WebMD Health Corp. on July 24, 2017)

(a)(5)(D)	Opinion of J.P. Morgan dated July 24, 2017 (incorporated by reference to Annex I to this Schedule 14D-9)

(a)(5)(E)*	Notice to Holders of 2.50% Convertible Notes due 2018, dated August 7, 2017

(a)(5)(F)*	Notice to Holders of 1.50% Convertible Notes due 2020, dated August 7, 2017

(a)(5)(G)*	Notice to Holders of 2.625% Convertible Notes due 2023, dated August 7, 2017

Exhibit No.	Description

(a)(5)(H)*	Notice to Trustee of the 2.50% Convertible Notes due 2018, 1.50% Convertible Notes due 2020 and 2.625% Convertible Notes due 2023

(a)(5)(I)*	Press Release issued by WebMD Health Corp. on August 7, 2017

(e)(1)
Agreement and Plan of Merger by and among MH Sub I, LLC, Diagnosis Merger Sub, Inc. and WebMD Health Corp., dated as of July 24, 2017 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by WebMD Health Corp. on July 26, 2017)

(e)(2)	Guarantee to the Merger Agreement, dated as of July 24, 2017, delivered by KKR North America Fund XI L.P. in favor of WebMD Health Corp. (incorporated by reference to Exhibit (d)(3) to the Schedule TO

(e)(3)	Equity Commitment Letter, dated as of July 24, 2017, delivered by KKR North America Fund XI L.P. in favor of MH Sub I, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(4)	Confidentiality Agreement by and between WebMD Health Corp. and Kohlberg Kravis Roberts & Co. L.P., dated as of April 6, 2017 (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(5)	Letter Agreement by and between WebMD Health Corp. and Internet Brands, Inc., dated as of July 31, 2017 (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(6)
Form of Indemnification Agreement between HLTH and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to HLTH’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)

(e)(7)	Form of Indemnification Agreement between WebMD Health Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.9 to the IPO Registration Statement)

(e)(8)
Restated Certificate of Incorporation of WebMD Health Corp. (incorporated by reference to Exhibit 3.1 to WebMD Health Corp.’s Registration Statement on Form S-8 filed on October 23, 2009 with the Securities and Exchange Commission (Reg. No. 333-162651)

(e)(9)	Amended and Restated By-Laws of WebMD Health Corp. (incorporated by reference to Exhibit 3.1 of the Current Report of the Form 8-K filed by WebMD Health Corp. on July 24, 2017)

(e)(10)
WebMD Health Corp.’s Definitive Proxy Statement for its 2017 Annual Meeting filed on April 20, 2017 (incorporated by reference to the WebMD’s Definitive Proxy Statement on Schedule 14A, filed on April 20, 2017)

(e)(11)	Current Report on Form 8-K filed by WebMD Health Corp. on March 10, 2017 (incorporated by reference to Form 8-K filed by WebMD Health Corp. on March 10, 2017)

(e)(12)*	Amended and Restated Employment Agreement, dated as of April 17, 2017, between the WebMD Health Corp. and Richard Treese

(e)(13)	Joinder to Confidentiality Agreement, dated May 16, 2017 (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

Exhibit No.	Description
(e)(14)
2001 Employee Non-Qualified Stock Option Plan of HLTH, as amended (incorporated by reference to Exhibit 10.46 to HLTH’s Annual Report on Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A)

(e)(15)	Amended and Restated 2000 Long-Term Incentive Plan of HLTH (incorporated by reference to Annex E to HLTH’s Proxy Statement for its 2006 Annual Meeting filed on August 14, 2006)

(e)(16)
WebMD Health Corp. Amended and Restated 2005 Long-Term Incentive Plan, as amended effective June 1, 2017 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on June 2, 2017)

(e)(17)	Form of Restricted Stock Agreement with Employees (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed on October 23, 2009 (Reg. No. 333-162653))

(e)(18)
Form of Restricted Stock Agreement with Non-Employee Directors (incorporated by reference to Exhibit 10.49 to the Registrant’s Registration Statement on Form S-1 (No. 333-124832) (which we refer to as the “IPO Registration Statement”))

(e)(19)
Form of Non-Qualified Stock Option Agreement with Employees (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 filed on October 23, 2009 (Reg. No. 333-162653))

(e)(20)	Form of Non-Qualified Stock Option Agreement with Non-Employee Directors (incorporated by reference to Exhibit 10.51 to the IPO Registration Statement)

(e)(21)
Form of Non-Qualified Stock Option Agreement between HLTH and Employees for Grants Under HLTH’s 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.58 to HLTH’s Annual Report on Form 10-K for the year ended December 31, 2005)

(e)(22)
Performance-Based Restricted Stock Agreement, dated as of November 2, 2016, between the Registrant and Martin J. Wygod (incorporated by reference to Exhibit 10.49 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016)

(e)(23)
Performance-Based Restricted Stock Agreement, dated as of November 2, 2016, between the Registrant and Steven L. Zatz (incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016)

*	Filed herewith

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2017	WEBMD HEALTH CORP.

	By:	/s/ Douglas W. Wamsley
	Name:	Douglas W. Wamsley
	Title:	Executive Vice President, Co-General Counsel and Secretary

ANNEX I

July 24, 2017

The Board of Directors
WebMD Health Corp.
395 Hudson Street
New York, New York 10014

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of WebMD Health Corp. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 24, 2017 (the “Agreement”), among the Company, MH Sub I, LLC (“Parent”) and a wholly-owned subsidiary of Parent (“Sub”). Pursuant to the Agreement, Parent will cause Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $66.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than (i) shares accepted for payment by Sub in the Tender Offer, (ii) shares of Company Common Stock that are held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company or owned by Parent, Sub or any direct or indirect wholly-owned subsidiary of Parent and (iii) Dissenting Shares (as defined in the Agreement) (all shares of Company Common Stock described in clauses (ii) and (iii) hereof, the “Excluded Shares”) will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction.”

In connection with preparing our opinion, we have (i) reviewed a draft dated July 24, 2017 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that

I-1

the representations and warranties made by the Company, Parent and Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any Excluded Shares or other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Internet Brands. During the two years preceding the date of this letter, we or our affiliates have had commercial or investment banking relationships with affiliates of Parent, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a credit facility of an affiliate of Parent in April 2016. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with portfolio companies of affiliates of Parent that are unrelated to the Transaction, for which we and such affiliates have received customary compensation. Such services during such period have included debt syndication, equity and debt underwriting and financial advisory services for such portfolio companies. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of affiliates of Parent and such portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or affiliates of Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement or Schedule 14D-9 mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC
(J.P. MORGAN SECURITIES LLC)

I-2

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX III

Explanation of Non-GAAP Financial Measures and
Reconciliations to GAAP Financial Measures

Item 4. The Solicitation or Recommendation—Company Management Forecasts (“Management Forecasts”) of this Schedule 14D-9 includes both financial measures in accordance with U.S. generally accepted accounting principles, or GAAP, as well as non-GAAP financial measures. All Management Forecasts (including any reconciliations) are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in this Schedule 14D-9 and the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 and quarterly and current reports on Form 10-Q and 8-K. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information.” Additionally, forecasts for Unlevered Free Cash Flow were prepared solely in connection with the review of strategic alternatives and evaluation of the Transactions, and such information may not be appropriate for other purposes and has not been part of WebMD’s disclosures to investors in the past.

Adjusted EBITDA

The non-GAAP financial measure represents earnings before interest, taxes, non-cash and other items (which we refer to as “Adjusted EBITDA”). Adjusted EBITDA should be viewed as supplemental to, and not as an alternative for net income or loss calculated in accordance with GAAP (referred to below as “net income”).

Adjusted EBITDA is used by our management as an additional measure of our company’s performance for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures. Period-to-period comparisons of Adjusted EBITDA help our management identify additional trends in our company’s financial results that may not be shown solely by period-to-period comparisons of net income. In addition, we may use Adjusted EBITDA in the incentive compensation programs applicable to some of our employees in order to evaluate our company’s performance. We make forecasts of Adjusted EBITDA for the same reasons. Our management recognizes that Adjusted EBITDA has inherent limitations because of the excluded items, particularly those items that are recurring in nature. In order to compensate for those limitations, management also reviews the specific items that are excluded from Adjusted EBITDA, but included in net income, as well as trends in those items. The amounts of those items are set forth below in the reconciliation of forecasted net income to forecasted Adjusted EBITDA.

The following is an explanation of the items excluded by us from Adjusted EBITDA but included in net income:

•	Depreciation and Amortization Depreciation and amortization expense is a non-cash expense relating to capital expenditures and intangible assets arising from acquisitions that are expensed on a straight-line basis over the estimated useful life of the related assets. We exclude depreciation and amortization expense from Adjusted EBITDA because we believe that (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired tangible and intangible assets. Accordingly, we believe that this exclusion assists management and investors in making period-to-period comparisons of operating performance. Investors should note that the use of tangible and intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expense will recur in future periods.
•	Stock-Based Compensation Expense. Stock-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. We believe that excluding the effect of stock-based compensation from Adjusted EBITDA assists management and investors in making period-to-period comparisons in our company’s operating performance because (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Additionally, we believe that excluding stock-based compensation from Adjusted EBITDA assists management and investors in making meaningful comparisons between our company’s operating performance and the operating

III-1

performance of other companies that may use different forms of employee compensation or different valuation methodologies for their stock-based compensation. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods. Investors should also note that such expenses will recur in the future.

•	Interest Income and Expense. Interest income is associated with the level of marketable debt securities and other interest bearing accounts in which we invest, and interest expense is related to our company’s capital structure (including non-cash interest expense relating to our convertible notes). Interest income and expense varies over time due to a variety of financing transactions and due to acquisitions and divestitures that we have entered into or may enter into in the future. We have, in the past, issued convertible debentures, repurchased shares in cash tender offers and repurchased shares and convertible debentures through other repurchase transactions, and completed the divestiture of certain businesses. We exclude interest income and interest expense from Adjusted EBITDA (i) because these items are not directly attributable to the performance of our business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different capital structures. Investors should note that interest income and expense will recur in future periods.
•	Income Tax Provision (Benefit) We maintain a valuation allowance on a portion of our net deferred tax assets, the amount of which may change from quarter to quarter through adjustments to the income tax provision (benefit). The income tax provision (benefit) is also adjusted each quarter for excess tax benefits and/or deficiencies related to stock-based awards that vest or are settled in such quarter. The timing of such adjustments has not been consistent and as a result, our income tax expense can fluctuate significantly from period to period in a manner not directly related to our operating performance. We exclude the income tax provision (benefit) from Adjusted EBITDA (i) because we believe that the income tax provision (benefit) is not directly attributable to the underlying performance of our business operations and, accordingly, its exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different tax attributes. Investors should note that income tax provision (benefit) will recur in future periods.
•	Other Items We engage in other activities and transactions that can impact our net income. In recent periods, these other items included, but were not limited to: (i) gain on investments; (ii) loss on repurchases of our convertible notes; (iii) severance expense; (iv) gain on sale of property; and (v) legal fees and other expenses incurred in connection with the process conducted by our Board of Directors to explore strategic alternatives for our company. We exclude these other items from Adjusted EBITDA because we believe these activities or transactions are not directly attributable to the performance of our business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance. Investors should note that some of these other items may recur in future periods.

A reconciliation of the forecasted net income for 2017 to the forecasted Adjusted EBITDA for 2017, the most comparable GAAP financial measure, each as set forth in the Management Forecasts, is presented in the following table:

($ in millions)
Net Income	$96.7

Interest, taxes non-cash and other items:
Interest expense, net	21.0
Income tax provision	61.8
Depreciation and amortization	30.2
Stock-based compensation	33.7
Transaction expense	2.8
Other income	(1.0)
Adjusted EBITDA	$245.2

III-2

Unlevered Free Cash Flow

Unlevered Free Cash Flow is a non-GAAP measure disclosed in the Management Forecasts. Unlevered Free Cash Flow does not represent funds available for the Company's discretionary use and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Management Forecasts for Unlevered Free Cash Flow were prepared by J.P. Morgan from data provided by the Company for the purposes of evaluating the Transactions and other potential strategic transactions.

A reconciliation of forecasted net income for 2017 to forecasted Unlevered Free Cash Flow for 2017, the most comparable GAAP financial measure, each as set forth in the Management Forecasts, is presented in the following table:

($ in millions)
Net Income	$96.7

Adjustments to Unlevered Free Cash Flow:
Plus: Interest expense, net of tax	12.8
Plus: Depreciation and amortization	30.2
Less: Forecasted capital expenditures	(30.0)
Less: Forecasted increase in working capital	(18.0)
Unlevered Free Cash Flow(1)	$91.7
(1)	The calculation of projected Unlevered Free Cash Flow assumes WebMD's Net Operating Losses are not used to reduce income taxes otherwise payable during the period.

The non-GAAP financial measures presented above are not reconciled for the years ended December 31, 2018 to 2021 because assumptions about information required to calculate and reconcile the most directly comparable GAAP financial measures for those years are not available, were not prepared by management and were not available to or presented to the WebMD board of directors either at the time that the non-GAAP financial measures were presented to the WebMD board of directors or at any other time. Such assumptions include assumptions with respect to tax provision, depreciation and amortization, and stock-based compensation expense. The probable significance of the unavailable information is that such GAAP financial measures may be materially different from the corresponding non-GAAP financial measures.

III-3